SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 13E-4

                             AMENDMENT NO. 3 TO THE
                          ISSUER TENDER OFFER STATEMENT
                                (FINAL AMENDMENT)
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                NTS-PROPERTIES V
                                (Name of Issuer)

                                NTS-PROPERTIES V
                        (Name of Person Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E308
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                           NTS-Properties Associates V
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                                  June 25, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)


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                               AMENDMENT No. 3 TO
                 ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4

                                  INTRODUCTION

         This Amendment No. 3 dated October 8, 1999 supplements and amends the Issuer Tender Offer Statement on Schedule 13E-4, as amended on August 24 and September 1, 1999, (the "Original Statement") filed with the Securities and Exchange Commission on June 25, 1999 by NTS Properties V (the "Partnership") regarding the Partnership's offer to purchase in the aggregate up to 1,000 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated June 25, 1999 and the related Letter of Transmittal (which together constitute the "Offer") were incorporated by reference in the Original Statement.

         Under the terms of the Offer, the Offer expired at 12:00 midnight, Eastern Standard Time, on August 31, 1999. By press release dated August 18, 1999, the Partnership announced its intention to: (i) increase the Purchase Price to $180 per Interest; and (ii) extend the Expiration Date of the Offer to September 30, 1999. Amendment No. 1 to the Original Statement, reflecting these changes, was filed on August 24, 1999. By press release dated August 31, 1999, the Partnership announed its intention to increase the Purchase Price to $205 per Interest. Amendment No. 2 to the Original Statement, reflecting this change, was filed on September 1, 1999. As of September 30, 1999 a total of 2,523 Interests were properly tendered pursuant to the Offer. The Partnership exercised its right under the terms of the Offer to purchase more than 1,000 Interests and all 2,523 Interests tendered were accepted by the Partnership, without proration. By Press Release dated October 6, 1999, the Offerors announced: (i) that the Offer had terminated as of September 30, 1999, as scheduled; and (ii) the final results of the Offer.

         This Amendment constitutes the final amendment to the Original Statement in accordance with Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and General Instruction D to Schedule 13E-4.

Item 3.  Purpose  of  the  Tender  Offer and Plans or Proposals of Issuer of the
         -----------------------------------------------------------------------
         Affiliate
         ---------

         (d) Mr. Richard L. Good, who was the Vice Chairman and former President of NTS Capital Corporation and NTS Development Company, retired effective September 3, 1999.

Item 4.  Interest in Securities of the Issuer.
         -------------------------------------

          Except for the purchase of 2,523 Interests by the Offerors for $205 per Interest as of September 30, 1999 pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past forty
(40) business days by the Partnership, the General Partner, Mr. Nichols or Mr. Lavin, the Affiliate or any other associate or subsidiary of any such person.


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Item 9.  Material to be Filed as Exhibits.
         ---------------------------------

         The response to Item 9 of the Schedule 13E-4 is hereby supplemented and amended as follows:



         (a)(10)           Press Release by the Offerors dated October 6, 1999.




                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 8, 1999                   NTS-PROPERTIES V, a Maryland limited
                                           partnership

                                           By:      NTS-PROPERTIES ASSOCIATES V,
                                                    General Partner

                                           By:      /s/ J. D. Nichols
                                                    -----------------
                                                    J.D. Nichols,
                                                    Its:Managing General Partner




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                                    EXHIBITS

Exhibit
Number                                        Description
------                                        -----------
(a)(10)             Press Release by the Partnership dated October 6, 1999















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                                                                 Exhibit (a)(10)









              Press Release by the Offerors dated October 6, 1999.


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       NTS-PROPERTIES V AND ORIG, LLC ANNOUNCE EXPIRATION OF TENDER OFFER.

         Louisville, Kentucky October 6, 1999. NTS-Properties V (the "Partnership") announced today that the issuer tender offer for up to 1,000 Limited Partnership Interests in NTS-Properties V, which commenced on June 25, 1999, was amended on August 18, 1999 and on August 31, 1999, and expired on September 30, 1999.

         The final results of the Offer are as follows: As of September 30, 1999, a total of 2,523 Interests were tendered pursuant to the Offer. The Partnership exercised its right under the terms of the Offer to purchase more than 1,000 Interests, and all 2,523 Interests were accepted. The Partnership repurchased 2,523 Interests at a price of $205 per Interest, pursuant with the amended Offer. Limited Partners whose Interests were purchased as of September 30, 1999 were granted rescission and withdrawal rights through the expiration date of September 30, 1999.




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